

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

<u>Via E-mail</u>
Robert A. Riecker
Vice President, Controller and Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Sears Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarterly Period Ended April 28, 2012**
> **Filed May 17, 2012**
> **File No. 0-51217**

Dear Mr. Riecker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 28, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data, page 53</u>

<u>Consolidated Statements of Equity, page 57</u>

1. In light of the fact that reclassification adjustments are not presented on the face of the statements, please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Notes to Consolidated Financial Statements, page 58

Note 1 - Summary of Significant Accounting Policies, page 58

Property and Equipment, page 60

2. Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1.a.

Revenue Recognition, page 64

3. Please tell us your consideration of disclosing your accounting policy for estimating and recording gift card breakage, the amount of breakage recognized during each year and how breakage is classified in income.

4. Please tell us how you account for points earned and used under your Shop Your Way Rewards membership program disclosed in the second and third bullet points on page 21. Please also tell us your consideration of disclosing your accounting policies related to the program.

Form 10-Q for the Quarterly Period Ended April 28, 2012

Note 15 – Updates on Proposed Separation of Sears Hometown and Outlet Businesses and Previously Announce Real Estate Transactions, page 21

5. We note that in connection with the real estate transactions, you surrendered all of your rights and obligations under preexisting lease agreements and agreed to surrender each of the premises in periods ranging from 6 to 23 months. Please tell us the nature of your continuing involvement with the properties during the period subsequent to the date of closing until the properties are surrendered, and why the recognition of the gains complies with ASC 360-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Dorian Williams, Vice President and Deputy General Counsel